[redacted]

SECU 05043129 ION

VF 5-26-05

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 41597

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hovde Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1826 Jefferson Place, NW
(No. and Street)

Washington, (City) DC (State) 20036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeff Kashdin 202-775-8109
(Area Code – Telephone Number)

PROCESSED
JUN 17 2005
THOMSON
FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gruen & Wichansky, PC
(Name – *if individual, state last, first, middle name*)

4545 42nd St, NW (Address) Washington, (City) DC (State) 20016 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 21 2005
BRANCH OF REGISTRATIONS AND EXAMINATIONS
07

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven D. Hovde, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hovde Securities LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Official Seal
LARISSA HENNE
Notary Public - State of Illinois
My Commission Expires Dec. 30, 2008

Larissa J. Henne
Notary Public

Signature

President
Title

4/19/05
Date

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HOVDE SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Current Assets:		
Cash	$	107,930
Cash-restricted		1,283
Prepaid expenses		14,371
Total Assets		123,584

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Current Liabilities:		
Accounts payable and accrued expenses		34,341
Due to affiliate (Note 2)		1,935
Total Liabilities		36,276
Members' Equity:		
Members' equity		87,308
Total Liabilities and Members' Equity	$	123,584

The accompanying notes are an integral part of these financial statements.

HOVDE SECURITIES LLC
FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
FOR THE YEAR ENDED
DECEMBER 31, 2004

HOVDE SECURITIES LLC
FINANCIAL REPORT
YEAR ENDED DECEMBER 31, 2004

CONTENTS

GRUEN & WICHANSKY, P.C.
Certified Public Accountants
4545 42nd Street, NW, Suite 208
Washington, DC 20016
Fax: (202) 244-6237

Bill Gruen: (202) 244-6238
bgruen@whgcpa.net

Scott Wichansky: (202) 244-6202
s.wichansky@verizon.net

INDEPENDENT AUDITORS' REPORT

To The Members
Hovde Securities LLC
Washington, DC

We have audited the accompanying statements of financial condition of Hovde Securities LLC (the Company) as of December 31, 2004 and related statements of operations, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hovde Securities LLC as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8-10 are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Gruen + Wichansky, PC
Gruen & Wichansky, P.C.

February 4, 2005

HOVDE SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Current Assets:		
Cash	$	107,930
Cash-restricted		1,283
Prepaid expenses		14,371
Total Assets		123,584

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Current Liabilities:		
Accounts payable and accrued expenses		34,341
Due to affiliate (Note 2)		1,935
Total Liabilities		36,276
Members' Equity:		
Members' equity		87,308
Total Liabilities and Members' Equity	$	123,584

The accompanying notes are an integral part of these financial statements.

HOVDE SECURITIES LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2004

Revenues:		
Fee income	$	254,480
Interest income		1,280
Total Revenues		255,760
Expenses:		
Professional fees		244,889
Commission expense		47,200
Administrative expense		30,000
Dues		25,168
Rent (Note 3)		10,693
Bank charges		653
Office expense and supplies		2,720
Other taxes and fees		800
Conferences		820
Travel		2,576
Insurance		781
Meals and entertainment		633
Other		592
Total Expenses		367,525
Net Income (Loss) Before Income Taxes		(111,765)
State income tax		(1,772)
Net Income (Loss)	$	(113,537)

The accompanying notes are an integral part of these financial statements.

HOVDE SECURITIES LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

Members' equity at December 31, 2003	$	200,845
Capital contributed		0
Members' distributions		0
Net income (loss)		(113,537)
Members' equity at December 31, 2004	$	87,308

The accompanying notes are an integral part of these financial statements.

HOVDE SECURITIES LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

Cash flows from operating activities		
Net Income (Loss)	$	(113,537)
Adjustments to reconcile net income (loss) to net cash used by operating activities:		
(Increase) decrease in prepaid expenses		(1,115)
(Increase) decrease in due from (to) affiliates		3,046
Increase (decrease) in accounts payable		31,341
Total adjustments		33,272
Net cash used by operating activities		(80,265)
Net decrease in cash		(80,265)
Cash, beginning of year		189,478
Cash, end of year	$	109,213

Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Income Tax	$	1,772

The accompanying notes are an integral part of these financial statements.

NOTE 1-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Hovde Securities LLC was incorporated in the State of Delaware on June 13, 1989. Effective October 11, 2002, pursuant to Section 266 of the Delaware General Corporate Law, the Company converted from a corporation to a limited liability company. The name of the limited liability company as set forth in the certificate of formation is Hovde Securities LLC. The Company is registered as a broker/dealer in securities with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. (NASD) and various states, and, in this capacity, it performs underwriting and investment banking.

Cash-Restricted

Cash-restricted consists of amounts deposited into a separate checking account as required by the NASD. These deposits are used for expenses incurred for filing and registration fees. There is no minimum balance requirement on this account; however, it must always have a positive balance.

Income Taxes

The Company, with the prior consent of its members, elected under the Internal Revenue Code to be taxed as a partnership. The members of a limited liability company are taxed on their proportionate share of the Company's taxable income. The Company's net income or loss is allocated among the members in accordance with the policies of the Company. The Company may be subject to various state and local income taxes. The Company has a net operating loss carry-forward for District of Columbia unincorporated business franchise tax purposes of approximately $82,000 that expires in various years through 2024 and a net operating loss carry-forward of approximately $98,000 for Illinois replacement tax purposes that expires in year 2016. No significant differences exist in amounts reported for income taxes from the financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

NOTE 2-RELATED PARTY TRANSACTIONS

The Company's members are also officers and stockholders of Hovde Financial, Inc., which is in the business of providing consulting and advisory services in the financial services industry. Hovde Financial, Inc. incurs certain occupancy, professional fees, data service and office costs on behalf of the Company that are allocated for reimbursement. At times, amounts may be advanced to and from the Company and its affiliates for cash management. As of December 31, 2004, the Company had amounts due to affiliates of $1,935.

NOTE 3-LEASE COMMITMENTS

On October 1, 2004, the Company and two affiliates entered into a lease agreement with Pacific Corporate Towers LLC to lease office space in El Segundo, CA. The lease allows for an escalation of approximately 5.4% commencing July, 2006 through the end of the original lease term of December 31, 2007.

On January 1, 2003, the Company entered into two separate lease agreements with 1824-26 Jefferson Place, LLP (Jefferson Place) and with Colonial Jefferson LLC (Colonial Jefferson) to lease office space in Washington, DC and Inverness, Illinois, respectively. Certain of the Company's members are also partners in Jefferson Place and Colonial Jefferson. Both leases provide for an annual base rent of $3,702. Commencing at the beginning of the second lease year (2004) and continuing each year through December 31, 2007, the then effective base rent increases by an escalating factor which equals two percent (2%) of the base rent for the previous year. Future minimum lease payments are as follows:

2005	$18,684
2006	20,160
2007	20,641
	$59,485

NOTE 4-NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. As applied to the Company, the Rule requires minimum net capital of $5,000.

As of December 31, 2004, the Company had net capital (as defined) of $71,654 of which $66,654 was in excess of its requirement.

SUPPLEMENTARY INFORMATION

HOVDE SECURITIES LLC
COMPUTATION OF REGULATORY NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

SCHEDULE I

Net Capital:	
Total assets	$123,584
Total liabilities	(36,276)
Net capital before deductions	87,308
Non-allowable assets	(15,654)
Regulatory Net Capital	71,654
Minimum net capital required	5,000
Excess Net Capital	$66,654
Aggregate indebtedness	$36,276
Ratio: Aggregate indebtedness to net capital	50.63%

No material difference exists in the computation of net capital above and as reported in the Company's (unaudited) FOCUS report.

HOVDE SECURITIES LLC
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3 OF
THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2004

SCHEDULE II

The Company is exempt from the provisions of Rule 15c3-3 pursuant to Section (k) (2) (i) of such Rule, and the Company was in compliance with the conditions of the exemption at December 31, 2004.

No material difference exists in the computation of the reserve requirement above and as reported in the Company's (unaudited) FOCUS report.

HOVDE SECURITIES LLC
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF
THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2004

SCHEDULE III

The Company is exempt from the provisions of Rule 15c3-3 pursuant to Section (k) (2) (i) of such Rule, and the Company was in compliance with the conditions of the exemption at December 31, 2004.

No material difference exists in the information relating to possession or control requirements above and as reported in the Company's (unaudited) FOCUS report.

GRUEN & WICHANSKY, P.C.

Certified Public Accountants
4545 42nd Street, NW, Suite 208
Washington, DC 20016
Fax: (202) 244-6237

Bill Gruen: (202) 244-6238
bgruen@whgcpa.net

Scott Wichansky: (202) 244-6202
s.wichansky@verizon.net

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To The Members
Hovde Securities LLC
Washington, DC

In planning and performing our audit of the financial statements and supplementary information of Hovde Securities LLC. (the Company) for the year ended December 31, 2004, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures including tests of compliance with such practices and procedures followed by the Company that we considered relevant to the objectives stated in Rule 17a-5 (g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a) (11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirement for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of he practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibilities are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally

accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operations may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure components does not reduce to relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for use of management, the Securities and Exchange Commission, the National Association of Securities Dealer, Inc., and other regulatory agencies that rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Gruen + Wichansky, PC

Gruen & Wichansky, P.C.

February 4, 2005

Hovde
SECURITIES LLC

April 20, 2005

VIA FEDERAL EXPRESS

SEC MAIL PROCESSING SECTION
RECEIVED
APR 21 2005
WASH, D.C.
183

Mr. Steven C. Kach
Supervisor of Examiners
NASD, Inc.
Philadelphia District Office
1835 Market Street, Suite 1900
Philadelphia, PA 19103

Re: Annual Audit Report of Hovde Securities LLC Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder.

Dear Mr. Kach:

This letter is in response to the concerns you expressed regarding the Annual Audit Report of Hovde Securities LLC for the period ended December 31, 2004 that was filed with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. on February 23, 2005 pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 thereunder. Specifically, you noted that that oath or affirmation of a duly authorized representative of Hovde Securities LLC on Form X-17A-5 Part III that accompanied the Annual Audit Report was deficient in that it was not made by an officer of Hovde Securities LLC. Accordingly, enclosed herewith, please find the Annual Audit Report of Hovde Securities LLC for the period ended December 31, 2004, accompanied by a Form X-17A-5 Part III (including the oath or affirmation attached thereto) executed by Steven D. Hovde, the President of Hovde Securities LLC.

The Statement of Financial Condition of Hovde Securities LLC is in a format which is consistent with Form X-17A-5, Part II or Part IIA, and is bound separately from the rest of the annual audited financial statements. Hovde Securities LLC hereby requests that its annual audited financial statements for the period ended December 31, 2004, excluding the Statement of Financial Condition, receive confidential treatment in pursuant to Rule 17a-5(e)(3).

Additionally, in response to your inquiry of April 7, 2005, effective November 5, 2004, Hovde Securities LLC changed its independent public accountant from Mehler & Wichansky, P.C. to Gruen & Wichansky, PC. Copies of the letters furnished by each of Hovde Securities LLC and Mehler & Wichansky, P.C. notifying the NASD and the SEC of such change pursuant to Rule 17a-5(f)(4) are enclosed herewith.

www.hovde.com

1824 Jefferson Place, NW
Washington, DC 20036
Telephone 202.775.8109
Facsimile 202.775.8365

1629 Colonial Parkway
Inverness, IL 60067
Telephone 847.991.6622
Facsimile 847.991.5928

Should you have any questions or concerns regarding the foregoing, please feel free to contact the undersigned at (202) 775-8109.

Kindest regards,

Stephen J. Naughton

Enclosures:
Letter of Eric D. Hovde, dated 11/16/04
Letter of I. Barry Mehler, dated 11/16/04)

cc: Securities and Exchange Commission
Philadelphia District Office
The Curtis Center, Suite 1120 E
601 Walnut Street
Philadelphia, PA 19106-3322
(Via Federal Express, with Enclosures)

Securities and Exchange Commission
Division of Market Regulation
450 5th Street, N.W.
Washington, D.C. 20549
(Via Courier, with Enclosures)